September
17, 2021



Mr. Matthew C. Micklavzina, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

               Re:     BondBloxx ETF Trust
                       File Nos. 333-258986 and 811-23731
Dear Mr. Micklavzina:
        On August 20, 2021, you filed a registration statement on Form N-1A for BondBloxx
ETF Trust (the    Trust   ) to register shares of BondBloxx US High Yield
Industrial Sector ETF
(   Industrial Fund   ), BondBloxx US High Yield Telecom Media Technology
Sector ETF
(   Telecom Fund   ), BondBloxx US High Yield Healthcare Sector ETF (
Healthcare Fund   ),
BondBloxx US High Yield Financial Sector ETF (   Financial Fund   ), BondBloxx
US High Yield
Energy Sector ETF (   Energy Fund   ), BondBloxx US High Yield Consumer
Cyclicals Sector
ETF (   Cyclicals Fund   ) and BondBloxx US High Yield Consumer Non-Cyclicals
Sector ETF
(   Non-Cyclicals Fund    and each a    Fund    and, collectively, the    Funds
  ). Our comments are set
forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Fees and Expenses (applicable to all Funds)
1. The second sentence of the first paragraph states that BIM will pay all operating expenses of the Fund except for certain enumerated expenses. Please move this sentence so that it appears as a footnote to an appropriate line item of the fee table.
2. Please reformat the fee table so that the line item captions and corresponding amounts appear vertically, one on top of another, rather than horizontally. See Item 3 of Form N-1A.
 Mr. Matthew C. Micklavzina Esq.
Page 2
September 17, 2021

Principal Investment Strategies (applicable to all Funds)
3. The first sentence states that the Fund seeks to track the investment results of the Index.
   Please provide us with the index methodology for the Index and the Underlying Index. We may have more comments after reviewing your response.
4. The first sentence describes the Index as consisting of U.S. dollar-denominated below
   investment grade securities. Please replace    securities    with a more
specific term to describe
   the types of securities the Index includes (e.g., bonds). Also, please
disclose the term    junk
   bonds    after the reference to    below investment grade securities   .
5. The second sentence states that the Index is    a modified market value-
weighted index with a
   cap on each issuer of 25%.    Please clarify what    modified market
value-weighted    means.
   Please also clarify the disclosure referencing the cap on each issuer of 25% to state to what the 25% applies (e.g., net assets).
6. The last sentence of the first paragraph states that the components of the Index are likely to
   change over time. Please describe the Index   s rebalance and reconstitution
processes,
   including how frequently each occurs.
7. The first sentence of the second paragraph states that the Index is composed of a subset of securities of the Underlying Index. Please disclose the specific criteria used to select the subset of securities that constitute the Index, including the criteria with respect to the maturity policy of selected securities. Also, the disclosure of the selection criteria and component securities of the Underlying Index do not reflect the principal strategies of the
   Fund and may confuse investors as to what the Fund principally invests in. Therefore, please move this disclosure to a location outside of the Summary Prospectus.
8. The last sentence of the second paragraph states that the total allocation to an individual issuer does not exceed 2%. Please clarify the disclosure referencing the cap on each issuer of
   2% to state to what the 2% applies (e.g., net assets).
9. The sixth paragraph states that the Fund will invest at least 80% of its assets in the component securities of the Index. Please revise this 80% investment policy to state that the
   Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in high-yield bonds issued by U.S. issuers in the sector(s) identified in the
Fund   s name. See
   Rules 35d-1(a)(2)(i) and (a)(3)(i) under the Investment Company Act of 1940
(   1940 Act   ).
   Please also disclose the specific criteria used to determine that an issuer is a U.S. issuer for purposes of this 80% investment policy. See Rule 35d-1(a)(3)(ii). In addition, please define
   the sector identified in the Fund   s name for purposes of this 80%
investment policy and
   describe the criteria used to determine that an issuer is part of this sector (e.g., derives at least
   50% of its revenues from this sector and/or devotes at least 50% of its assets to this sector).
10. The sixth paragraph states that the Fund may invest up to 20% of its assets in, among other things, certain futures, options and swap contracts. Please disclose the risks of these futures,
 Mr. Matthew C. Micklavzina Esq.
Page 3
September 17, 2021

   options and swap contracts in the Summary of Principal Risks section. Please also disclose
   in an appropriate location that derivatives counted towards a Fund   s 80%
investment policy
   are valued based on market value. See Rule 35d-1(a)(2)(i) under the 1940
Act.
11. The sixth paragraph states that the Fund may invest up to 20% of its assets in, among other things, securities of other registered investment companies. Please disclose in the Statement of Additional Information that each Fund will consider the holdings of other investment companies in which it invests when determining compliance with each Fund
s concentration
    policy. In addition, in light of these investments, please consider whether the Funds should
    include an    Acquired Fund Fees and Expenses    line item in the fee
table. See Instruction
    3(f)(i) to Item 3 of Form N-1A.
12. The sixth paragraph states that the Fund may invest up to 20% of its assets in, among other
    things,    securities not included in the Index, but which BIM believes will help the Fund track
    its Index.    Please identify the specific types of securities BIM may
invest in that constitute a
    principal strategy and disclose the corresponding risks of these securities in the Summary of
    Principal Risks section.
13. The first sentence of the last paragraph states that Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent that the Index is concentrated. Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index and the Fund are concentrated and, in the Summary of Principal Risk section, the corresponding risks of such industry or group of industries. If any of the Funds will be concentrated in a particular industry or group of industries because the Index tracked is always concentrated in such industry(ies), please
    revise each of these Fund   s concentration policy to state that the Fund
will concentrate in that
    industry or group of industries.
14. The second sentence of the last paragraph states that securities of state or municipal governments and their political subdivisions are not considered to be issued by members of
    any industry. Please insert    tax-exempt    before    securities of state
or municipal
    governments   . See Investment Company Act Release No. 9785 (May 31, 1977).
Please also
    confirm to us that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be
    allocated when determining a fund   s compliance with its concentration
policy.
Principal Investment Strategies (Telecom Fund) (pages 8     9)
15. Please revise the name of the Telecom Fund to clarify that the Fund invests in each of three
    sectors (e.g., by inserting    and    between the words    telecom    and
 media    and between the
    words    media    and    technology   ) so that the name is consistent with
the Fund   s principal
    investment strategies.
 Mr. Matthew C. Micklavzina Esq.
Page 4
September 17, 2021

16. Please disclose the minimum amount of the Fund   s assets that will be
invested in each of the
    telecom, media and technology sectors (e.g., 15% of net assets). We may have more comments after reviewing your response.
Principal Investment Strategies (Financial Fund) (pages 22     23)
17. For purposes of the Financial Fund   s revised 80% investment policy
provided in response to
    comment 9 above, please define the financial sector so that it does not include REITs.
Principal Investment Strategies (Energy Fund) (pages 29     30)
18. The first sentence states that the Index contains issuers from the energy sector, including the exploration and production, gas distribution, oil field equipment and services, and oil refining and marketing sub-sectors. Please explain to us how the marketing sub-sector is appropriately included as part of the energy sector. Please cite third party market sources to support your response. We may have more comments after reviewing your response.
Principal Investment Strategies (Cyclicals Fund) (pages 36     37)
19. Please disclose in plain English what the consumer cyclicals sector is.
20. The first sentence of this section identifies the sub-sectors included in the consumer cyclicals sector. Please explain to us why real estate development and management companies are considered to be companies in the consumer cyclicals sector. Please cite third party market sources to support your response.
Principal Investment Strategies (Non-Cyclicals Fund) (pages 43     44)
21. Please disclose in plain English what the consumer non-cyclicals sector is. Summary of Principal Risks (applicable to all Funds)
22. The last sentence of the first paragraph states that the order of the risk factors does not indicate the significance of any particular risk factor. Please order the risks in order of importance, with the most significant risks appearing first, and revise this sentence to reflect this re-ordering. See ADI 2019-08 (Improving Principal Risks Disclosure).
23. Please consider adding a risk factor that describes the risks of new funds.
24. The last sentence of the risk factor    Market Trading Risk    states that
any of these factors,
    among others, may lead to the fund   s shares trading at a premium or
discount to NAV.
    Please disclose the consequences to shareholders of an exchange-traded fund trading at a premium or discount to NAV (i.e., that investors may pay more or receive less than the underlying value of ETF shares bought or sold).
 Mr. Matthew C. Micklavzina Esq.
Page 5
September 17, 2021

Summary of Principal Risks (Energy Fund) (pages 30     34)
25. The third to last risk factor identified on page 32 describes    Energy
Sector Risk   . Please
    provide separate risk disclosure for each energy sub-sector including exploration and production, gas distribution, oil field equipment and services and oil refining.
Performance Information (applicable to all Funds)
26. Please tell us the appropriate broad-based securities market index each Fund intends to use in its average annual total return table. We may have more comments after reviewing your response.
Management (applicable to all Funds)
27. BondBloxx Investment Management is the investment adviser to the Funds. Please confirm that BIM is registered as an investment adviser with the Securities & Exchange Commission.
    See 203A(a)(1)(B) of the Investment Advisers Act of 1940.
Purchase and Sale Information (applicable to all Funds)
28. The second sentence of this section states that individual shares of the Fund may only be bought and sold in the secondary market through a broker-dealer. Please add at a market
    price    at the end of this sentence. See Item 6(c)(1) of Form N-1A.
A Further Discussion of Principal Risks (pages 50     62)
29. On pages 55 through 60, disclosure describes the sector risks applicable to the Funds. Please revise the disclosure to clarify which sector risks apply to which Funds.
Shareholder Information (pages 65     69)
30. The third sentence of the sixth paragraph refers to exemptive relief obtained by the Trust.
    We are not aware of any exemptive relief obtained by the Trust. Please remove this reference to exemptive relief.
Index Provider (page 70)
31. Please confirm that the license agreement described in the third sentence will be filed as an exhibit to the registration statement. See Item 28(h) of Form N-1A. STATEMENT OF ADDITIONAL INFORMATION
Portfolio Holdings Information (page 29)
32. The first sentence of the second paragraph states that a Fund may make available a list of a
    Fund   s holdings (generally pro rata). Please clarify what    generally
pro rata    means in this
    context.
 Mr. Matthew C. Micklavzina Esq.
Page 6
September 17, 2021

33. The third sentence of the second paragraph states that the Files are
applicable    for the next
    trading day.    Please clarify the statement in the third sentence in terms of identifying the
    Fund   s holdings.
Investment Policies     Notations Regarding Each Fund   s Fundamental
Investment Policies
(pages 34     35)
34. The seventh sentence of the second paragraph of this section states that there will be no limit on issuers domiciled in a single jurisdiction or country. Inasmuch as foreign government securities cannot be excluded from the concentration policy, please revise this sentence to clarify this restriction on investing in foreign government securities. See Dear Registrants
    Letter, January 3, 1991.
Creation and Redemption of Creation Units     Timing of Submission of Purchase
Orders
(page 63)
35. The last sentence states that purchase orders and redemption requests, if accepted by the
    Trust, will be processed at the NAV next determined after such acceptance in accordance
    with a Fund   s Cutoff Times. Please delete    if accepted by the Trust
and please replace
       such acceptance    with    receipt    by the appropriate party. See Rule
22c-1(a) under the 1940
    Act.
Creation and Redemption of Creation Units     Costs Associated with Redemption
Transactions (pages 66     67)
36. The chart sets forth a column setting forth the standard redemption transaction fee and a column setting forth the maximum additional charge of 2% for each Fund. The asterisked
    footnote to the maximum additional charge column states    [a]s a
percentage of the net asset
    value per Creation Unit inclusive of the standard redemption transaction
fee.    Please revise
    the disclosure to clearly state that the sum of the standard redemption transaction fee and the maximum additional charge cannot exceed 2% of the value of the shares redeemed for each
    Fund. See Rule 22c-2(a)(1)(i) under the 1940 Act.
PART C
ITEM 28. EXHIBITS
37. Section 5 of the Agreement and Declaration of Trust requires certain claims to be brought in the Court of Chancery of the State of Delaware or the Superior Court of Delaware. The last sentence of Section 5 states that the section will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit
    such application. Please revise this sentence to delete    to the extent
that any such federal
    laws, rules or regulations do not permit such application.    See Section
27 of the Securities
    Exchange Act of 1934.
 Mr. Matthew C. Micklavzina Esq.
Page 7
September 17, 2021

38. The Agreement and Declaration of Trust includes provisions regarding derivative claims
    (Section 4) and jurisdiction and waiver of jury trial (Section 5). Please describe these provisions, and related risks, in an appropriate location in the prospectus.
39. Please confirm that the legality opinion to be filed as exhibit (i)(1) will be consistent with
    Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14,
    2011).
Signature Page
40. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of
    Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. Please also add the signature of the
    Trust   s principal accounting officer or comptroller. See Section 6(a) of
Securities Act.
GENERAL COMMENTS
41. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee tables, financial statements, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
42. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
43. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mr. Matthew C. Micklavzina Esq.
Page 8
September 17, 2021

                                      * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.
                                                            Sincerely,

                                                            /s/ Anu Dubey

                                                            Anu Dubey
                                                            Senior Counsel
cc:    Michael Spratt
       Michael Shaffer